EXHIBIT 99.1



THE DIXIE GROUP

CONTACT: Gary A. Harmon
            Chief Financial Officer
            (706) 876-5851
            gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS THIRD QUARTER, NINE-MONTH RESULTS

CHATTANOOGA, Tenn. (October 30, 2007) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the third quarter and nine months ended September 29, 2007. For the third quarter, income from continuing operations was $2,239,000, or $0.17 per diluted share, compared with income from continuing operations of $2,703,000, or $0.21 per diluted share, for the third quarter of 2006. Sales for the third quarter of 2007 were $82,385,000, down 1.5% from sales of $83,606,000 in the year-earlier quarter.

For the nine months ended September 29, 2007, income from continuing operations was $5,032,000, or $0.39 per diluted share, compared with income from continuing operations of $4,657,000, or $0.36 per diluted share, for the similar period in 2006.   Sales for the nine-month period in 2007 were $241,278,000, down 3.8% from sales of $250,825,000 in the prior-year period.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "Our carpet sales continued to outpace the carpet industry, which reported an 8.1% decline in sales for the third quarter compared with the third quarter of last year. The industry reported that sales of residential carpet declined 13.8% and sales of commercial carpet grew 2.5%. Our third quarter carpet sales were essentially flat. Sales of our residential carpet products were down 10.7% and commercial carpet product sales rose 23.8%. Our residential carpet business continued to be affected by general industry weakness and the significant decline in sales to one large home center customer. Sales to our other customers reflected an 8% decline in sales of residential carpet products and 2.3% growth in total carpet sales. During the third quarter, sales of our new modular/carpet tile products were over $1.5 million and sales of our commercial broadloom products grew over 18% compared with the year-earlier-quarter.

"Despite higher raw material, utilities and other costs, our third quarter gross margin percent remained flat with the third quarter of last year. Higher selling prices and a more profitable product mix offset higher raw material and manufacturing costs.   The full impact of the selling price increase we announced near the end of the second quarter should affect results for the fourth quarter of this year. For the first nine months of 2007, our gross margin percent improved by 1.4 percentage points. The improvement reflects higher selling prices and a better product mix, as well as lower cost from improved operational performance.

"Operating profit as a percentage of net sales was 6.2% for the third quarter of this year compared with 6.7% for the third quarter a year ago. The marginally lower operating profit percentage reflects the effect of higher selling and administrative expenses and improved other operating income. For the first nine months operating profit was 5.3%, up from 4.6% in the prior year. The first nine months of 2006 included expenses totaling $3.2 million to terminate a legacy defined benefit pension plan.

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"Although it is impossible to predict the future, the slowing housing industry and tightening credit conditions will likely continue to impact demand for residential carpet products for the next several quarters. The new products we are bringing to the market this year are well placed and beginning to generate sales. We believe these new wool and nylon products will allow us to continue to increase our share of the residential carpet market. The outlook for our commercial carpet business continues to be favorable.   Demand has remained strong for our commercial broadloom products, and our modular/carpet tile products continue to gain momentum. We also have expanded our offering of commercial tile and broadloom products this year. Our year-over-year commercial order entry and sales comparisons continued to be positive in October. The improvement we have seen in our commercial carpet business and the anticipated effect of our new residential and commercial products make us optimistic that our sales will continue to outpace those of the carpet industry as a whole," Frierson concluded.

During the third quarter of this year, the Company purchased 79,128 shares of its Common Stock at an average per share price of $10.53 pursuant to the program authorized by the Board of Directors to repurchase up to $10.0 million of the Company's common stock. Based on the current stock price, management believes repurchases of the Company's Stock represent an excellent investment and should provide long-term value to shareholders. In October, the Company amended its senior loan and security agreement to provide additional funds and flexibility for any share buybacks under the stock repurchase program.

Income from discontinued operations was $9,000, or $0.00 per diluted share, for the third quarter of 2007, compared with a loss of $86,000, or $0.01 per diluted share, for the third quarter of 2006. For the first nine months of 2007, the loss from discontinued operations was $175,000, or $0.02 per diluted share, compared with a loss of $261,000, or $0.02 per diluted share, in the year-earlier period. Including discontinued operations, the Company reported net income of $2,248,000, or $0.17 per diluted share, for the third quarter of 2007 compared with net income of $2,617,000, or $0.20 per diluted share, for the third quarter of 2006. For the first nine months of 2007, net income was $4,857,000, or $0.37 per diluted share, compared with net income of $4,396,000, or $0.34 per diluted share, in the 2006 period.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on October 30, 2007. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 981-5533 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 8306417 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended		Nine Months Ended	
	Sept. 29, 2007	Sept. 30, 2006	Sept. 29, 2007	Sept. 30, 2006
NET SALES	$ 82,385	$ 83,606	$ 241,278	$ 250,825
Cost of sales	57,878	58,761	168,690	179,031
GROSS PROFIT	24,507	24,845	72,588	71,794
Selling and administrative expenses	19,371	19,097	59,691	57,108
Other operating income	(147)	(29)	(257)	(599)
Other operating expense	149	171	418	458
Defined benefit pension plan termination expenses	---	---	---	3,249
OPERATING INCOME	5,134	5,606	12,736	11,578
Interest expense	1,613	1,795	4,839	5,506
Other income	(9)	(14)	(46)	(122)
Other expense	28	53	59	107
Income from continuing operations before income taxes	3,502	3,772	7,884	6,087
Income tax provision	1,263	1,069	2,852	1,430
Income from continuing operations	2,239	2,703	5,032	4,657
Income (loss) from discontinued operations, net of tax	9	(86)	(175)	(261)
NET INCOME	$ 2,248	$ 2,617	$ 4,857	$ 4,396
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.18	$ 0.21	$ 0.39	$ 0.37
Discontinued operations	0.00	(0.00)	(0.01)	(0.02)
Net income	$ 0.18	$ 0.21	$ 0.38	$ 0.35
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.17	$ 0.21	$ 0.39	$ 0.36
Discontinued operations	0.00	(0.01)	(0.02)	(0.02)
Net income	$ 0.17	$ 0.20	$ 0.37	$ 0.34
Weighted-average shares outstanding:				
Basic	12,817	12,736	12,805	12,685
Diluted	12,985	12,982	12,990	12,953

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

		Sept. 29, 2007		Dec. 30, 2006
ASSETS		*(Unaudited)*		
Current Assets				
Cash and cash equivalents	$	317	$	538
Accounts receivable, net		37,837		30,922
Inventories		76,874		69,600
Other		8,716		7,652
Total Current Assets		123,744		108,712
Net Property, Plant and Equipment		100,536		98,398
Goodwill		56,797		56,960
Other Assets		13,798		13,604
TOTAL ASSETS	$	294,875	$	277,674
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	36,307	$	27,923
Current portion of long-term debt		8,299		7,663
Total Current Liabilities		44,606		35,586
Long-Term Debt				
Senior indebtedness		63,296		57,780
Capital lease obligations		2,904		3,937
Convertible subordinated debentures		17,162		19,662
Deferred Income Taxes		11,654		11,697
Other Liabilities		14,574		13,334
Stockholders' Equity		140,679		135,678
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	294,875	$	277,674

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